



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/16/13

January 16, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/16/13

Cheri L. Peper
Apache Corporation
cheri.peper@usa.apachecorp.com

Re: Apache Corporation

Dear Ms. Peper:

This is in regard to your letter dated January 16, 2013 concerning the shareholder proposal submitted by ProxyVote Plus, LLC on behalf of the United Association S&P 500 Index Fund for inclusion in Apache's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Apache therefore withdraws its January 7, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Bryan J. Pitko
Attorney-Advisor

cc: Craig Rosenberg
ProxyVote Plus, LLC
1200 Shermer Road, Suite 216
Northbrook, IL 60062



January 16, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal to Apache Corporation

Ladies and Gentlemen:

We refer to our letter, dated January 7, 2013 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Apache Corporation ("Apache") could exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the ProxyVote Plus on behalf of the United Association S&P 500 Index Fund (the "Proponent") from the proxy materials to be distributed by Apache in connection with its 2013 annual meeting of shareholders.

Attached hereto as Exhibit I is a letter, dated January 16, 2013 ("Proponent's Withdrawal Letter"), from the Proponent to Apache withdrawing the Proposal. In reliance on the Proponent's Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions with respect to this matter, please do not hesitate to contact me at (713) 296-6507.

Sincerely,

APACHE CORPORATION

By: 
Cheri L. Peper
Corporate Secretary

Attachment

cc: Patrick Kellett, United Association
Craig Rosenberg, ProxyVote Plus

ProxyVote **Plus**, LLC

Exhibit I

January 16, 2013

VIA FACSIMILE: 713-296-6805

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

Re: Shareholder Proposal

Dear Ms. Peper:

On behalf of the United Association S&P 500 Index Fund, I hereby withdraw the shareholder proposal submitted to Apache Corporation on December 4, 2012. We are withdrawing the proposal due to technical reasons. However, we would be interested in discussing the substantive issues raised in the proposal with Company representatives at your convenience.

Sincerely,



Craig Rosenberg

cc: Mr. Patrick Kellett, United Association





PROXYVOTE PLUS, LLC

1200 SHERMER ROAD, STE 216 NORTHBROOK, IL 60062
(847)205-0275 FAX(847)205-0293

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
Cheri L. Peper	Catherine Benedict
COMPANY:	DATE:
Apache Corporation	JANUARY 16, 2013
FAX NUMBER:	TOTAL NO. OF PAGES INCLUDING COVER:
713-296-6805	2
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE:	CC:
Shareholder Proposal	

(URGENT (FOR REVIEW (PLEASE COMMENT (PLEASE REPLY (PLEASE RECYCLE



January 7, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Stockholder Proposal to Apache Corporation

Ladies and Gentlemen:

Apache Corporation, a Delaware corporation (the "Company"), received a stockholder proposal on December 4, 2012 (the "Proposal") from the ProxyVote Plus ("ProxyPlus") on behalf of the United Association S&P 500 Index Fund (the "Proponent"), for inclusion in the proxy materials (the "Proxy Materials") for the Company's 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") as well as a letter dated December 10, 2012, from PNC Institutional Investments regarding Proponent's ownership of the Company's common stock (the "PNC Letter"). The Proposal relates to the acceleration of vesting of any equity awards to any senior executive of the Company in the event of a change of control. A copy of the Proposal and its supporting statement (the "Supporting Statement") are attached as Exhibit A hereto.

In accordance with Staff Legal Bulletin 14D (Nov. 7, 2008), this letter is being transmitted via electronic mail. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company (i) has filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before it intends to file its definitive 2013 Proxy Materials with the Commission; and (ii) is simultaneously sending a copy of this letter and its attachment to the Proponent as notice of its intention to exclude the Proposal and supporting statement from the Proxy Materials and the reasons for the omission. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") indicate that it will not recommend enforcement action against the Company if the Company excludes the Proposal from its Proxy Materials for the reasons discussed below.

DC: 4679031-2

THE PROPOSAL

The Proposal provides in pertinent part:

"RESOLVED: The shareholders of Apache Corporation ("Apache" or the Company) ask the board of directors to adopt a policy that in the event of a change in control, (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award(s) granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award(s) will vest on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine."

"For purposes of this Policy, 'equity award' means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted."

ANALYSIS

The Company may exclude the Proposal from its Proxy Materials in reliance on Rule 14a-8(b) under the Exchange Act because the Proponent has not provided the requisite proof of ownership for the entire one-year period preceding and including the date the Proposal was submitted. In addition, the Company may exclude the Proposal from its Proxy Materials in reliance on 14a-8(i)(3) under the Exchange Act because the Proposal is contrary to the Commission's proxy rules, specifically Rule 14a-9, which prohibits materially false or misleading statements.

A. The Proposal may be Excluded under Rule 14a-8(b) for not Providing the Requisite Proof of Ownership for the One-Year Period Preceding and Including the Proposal's Date of Submission.

In order to be eligible to include a proposal in the Proxy Materials for the 2013 Annual Meeting, Rule 14a-8 requires that a shareholder have continuously held at least $2,000 in market value or 1% of the Company's common stock (the class of securities that will be entitled to be voted on the proposal at the meeting) for at least one year as of the date that the proposal is submitted. The shareholder must continue to hold those securities through the date of the meeting and must so indicate to the Company.

Rule 14a-8(b)(2)(i) provides that a shareholder who is not a registered owner of company stock must provide proof of ownership by submitting a written statement "from the 'record holder' of the securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year. *See generally* Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"). Further, as recently noted by Staff Legal Bulletin 14G (October 16, 2012) ("SLB 14G"), the proof of ownership provided by a shareholder must speak as of the date that the proposal was "submitted," which the staff has indicated is the date that the proposal is postmarked or transmitted electronically.

As reflected by the date stamp from the fax machine through which the Proposal was received, the Company received the Proposal on December 4, 2012, and the letter from ProxyPlus accompanying the Proposal also was dated December 4, 2012. *See* Exhibit A. The Company never received a physical copy of the Proposal, the Supporting Statement or the PNC Letter. Since the Proponent is not a registered holder of the Company's common stock, the Company sent the Proponent a notice of deficiency (the "Notice of Deficiency") on December 7, 2012, which was well within 14 calendar days of receiving the Proposal. The Notice of Deficiency included a copy of Rule 14a-8.

In the Notice of Deficiency, the Company specifically notified the Proponent that, among other things, the Proponent was required to submit a written statement from the "record" holder of the securities verifying that, at the time the Proposal was submitted, the Proponent continuously held at least $ 2,000 in market value of the Company's securities for at least one year and that such proof of ownership was required within 14 calendar days of the Proponent's receipt of the Notice of Deficiency. As required by Staff Legal Bulletin 14F, the Notice of Deficiency also explained that the "record holder" had to be a DTC participant and that the Proponent could be required to provide two letters; one from the bank or broker with whom the Proponent had a relationship and one from the DTC participant through which the bank or broker holds shares. To assist in identifying whether the Proponent's broker was a DTC participant, the Notice of Deficiency also included a link to the list of DTC participants.

Most importantly, as is now required by SLB 14G, the Notice of Deficiency informed the Proponent that the Proposal was submitted on December 4, 2012, and that the proof of ownership from the record holder had to speak as of December 4, 2012, the date that the Proposal was submitted. A copy of the Notice of Deficiency is attached as Exhibit B hereto.

In response to the Notice of Deficiency, the Proponent provided the Company with the PNC Letter, which purported to provide the required proof of Proponent's ownership of shares in the Company. The PNC Letter is dated December 10, 2012, and states that the Proponent "has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously *for at least one year prior to December 3, 2012, the date of submission of the shareholder proposal submitted by the [Proponent].*" (emphasis added). A copy of the PNC Letter is attached as Exhibit C hereto.

The PNC Letter does not satisfy the requirements of Rule 14a-8(b)(2). The PNC Letter purports to verify the Proponent's beneficial ownership as of December 3, 2012, and not as of the date the Proposal was submitted, which was December 4, 2012. Rule 14a-8(b) states, and the Staff has made clear on a number of occasions, that a proponent must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the proponent submitted the proposal. *See* Staff Legal Bulletin No. 14 (July 13, 2001) Question C.1.c(3) ("If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal? No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.")

As the Commission has previously noted in Staff Legal Bulletin No. 14F, it is a "common error" for a proof of ownership letter to speak of ownership as of a "date before the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted." Staff Legal Bulletin No. 14F, Oct. 18, 2011, Item C. Further, the Staff has consistently granted no-action relief pursuant to Rule 14a-8(f) where a proponent has failed to provide proof of beneficial ownership as of the date the proponent submitted the proposal. *See, e.g., Hewlett-Packard Company* (July 28, 2010) (concurring with the exclusion of a stockholder proposal where the proposal was submitted on June 1, 2010 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending May 28, 2010); *Union Pacific Corp.* (Mar. 5, 2010) (concurring with the exclusion of a stockholder proposal where the proposal was submitted on November 19, 2010 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 17, 2010).

The Proposal may therefore be excluded under Rule 14a-8(b) as it does not verify Proponent's beneficial ownership of the Company's securities for the required entire one-year period preceding and including the date that the Proposal was submitted.

B. The Proposal may be Excluded under Rule 14a-8(i)(3) because it is Materially Vague and Misleading

Rule 14a-8(i)(3) permits a company to exclude a proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. The Staff has consistently taken the position that a shareholder proposal may be excluded under Rule 14a-8(i)(3) as vague or misleading if "neither the stockholder voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *See also, e.g., Fuqua Industries, Inc.* (Mar. 12, 1991) (concurring in the exclusion of a proposal imposing certain restrictions on majority shareholders for being vague and indefinite so that neither shareholders voting on the proposal nor the Company in implementing the proposal would be able to determine with any reasonable certainty what actions would be taken under the proposal, and noting that any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.) The Staff considers both the proposal and the supporting statement as a whole in analyzing the "materially vague or indefinite" standard. *See, e.g., Puget Energy Inc.* (Mar. 1, 2002) (excluding a proposal requesting that the company pursue a policy of "improved corporate governance" as materially vague and indefinite); *AT&T Corp.* (March 7, 2002) (excluding a proposal requesting that the company implement a plan of "until the Company returns to a respectable level of profitability, the dividends are raised, and share price increases considerably," as materially vague and indefinite); *Norfolk Southern Corporation* (February 13, 2002) (excluding a proposal requesting that the board of directors of Norfolk Southern "provide for shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry" as materially vague and indefinite).

Over the course of the last few years, a number of proposals that included language that was nearly identical to the Proposal have sought to preclude or limit acceleration of vesting of equity awards upon a change of control. The Staff has frequently permitted the exclusion of such proposals under Rule 14a-8(i)(3) on the basis that "neither stockholders nor the company will be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See, e.g., Honeywell International Inc.* (Jan. 24, 2012) (proposal requesting that the board adopt a policy that in the event of a senior executive's termination or a change-in-control, there should be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards might vest on a pro rata basis that was proportionate to the executive's length of employment during the vesting period, excludable under Rule 14a-8(i)(3)); *Verizon Communications, Inc.*, (Jan. 27, 2012) (same); *Staples Inc.*, (Mar. 5, 2012) (same); *Devon Energy Corp.* (Mar. 1, 2012) (same).

This Proposal differs from the excluded proposals in that it seeks to address or define some of the vague terms identified in those proposals and it gives the compensation committee discretion to determine the terms of pro rata vesting. However, even after defining certain key terms and even with the discretion afforded to the compensation committee, the Proposal remains vague and misleading in at least two material respects: (i) the Proposal is internally inconsistent, and as a result, any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal; and (ii) the Proposal fails to take into account the Company's 2011 Omnibus Equity Compensation Plan (the "OECP").

(i) The Proposal is Internally Inconsistent and any Action Ultimately Taken by the Company Upon Implementation Could be Significantly Different from the Actions Envisioned by Shareholders Voting on the Proposal

A shareholder proposal may be excluded under Rule 14a-8(i)(3) if it is internally inconsistent in a way that it makes it impossible for the company or shareholders to determine the actions that it would require if the proposal were to be implemented and if any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal. *See Verizon Communications Inc.* (February 21, 2008) (concurring in the exclusion of a proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal because it failed to define critical terms and was internally inconsistent). The Proposal is internally inconsistent, and is therefore materially vague and indefinite. Although the first part of the first sentence of the Proposal asks that there be "no acceleration of vesting of any equity award(s) granted to any senior executive," this proposed ban on accelerated vesting is immediately negated by the rest of the Proposal, which indicates that the board's compensation committee may allow unvested awards to vest on a partial, pro rata basis up to the time of the senior executive's termination, "with such qualifications for an award as the Committee may determine." It is unclear to us what these statements mean when taken together.

Specifically, it isn't clear whether the Proposal seeks a complete ban or merely limitations on the accelerated vesting of equity awards. For example, the Supporting Statement provides that "severance payments may be appropriate" in some circumstances following a change of control, but expresses concerns about the possibility that the company "may permit windfall awards that have nothing to do with a senior executive's performance."

Not only is the Proposal unclear regarding whether it seeks a prohibition on accelerated vesting, it proposes that the compensation committee exercise substantial discretion in permitting accelerated vesting for any unvested award on a partial pro rata basis up to the time of the senior executive's termination, "with such qualifications for an award as the Committee may determine." Since it proposes no restrictions on the exercise of the compensation committee's discretion or the qualifications that the committee may impose on an award, the Proposal effectively creates an exception that would allow Apache to opt out of the core provisions of the Proposal. In this regard, assuming that the Proposal is intended only to apply to "executive officers" under Rule 3b-7 under the Exchange Act (which appears to be the most reasonable reading of the Proposal), it bears noting that Apache's compensation committee approves all of the equity awards that would be subject to the limitations to be imposed by the Proposal. As a result of this "exception," the Proposal is materially misleading; shareholders voting on this Proposal likely would be misled into believing that a vote for the Proposal is a vote against accelerated vesting when in fact the Proposal not only contemplates, but in fact specifically permits accelerated vesting of equity awards.

Notably, such internal inconsistencies have been pointed out in recent no-action letters that allowed the exclusion of proposals that were substantially similar to the Proposal on the basis that such proposals were materially misleading. *See*, e.g., *Limited Brands, Inc.*, (Feb. 29, 2012) (granting no-action relief under Rule 14a-8(i)(3) where the company argued that a proposal that was substantially similar to the Proposal was "internally inconsistent, and, hence, both unclear and misleading in terms of its purpose."); *see also Verizon Communications* (Jan. 27, 2012) ("The Proposal, taken as a whole, is internally inconsistent. Although the Proposal is titled, "Ban Accelerated Vesting," and the Proponent's cover letter (included in Exhibit A) indicates that the Proposal relates to "No Accelerated Vesting of Stock Awards," it is unclear whether the Proposal seeks to *ban* accelerated vesting or merely limit it. ... shareholders voting on the Proposal will not know if they are voting on a ban or a limit on accelerated vesting of equity awards.") As was the case in *Limited Brands* and *Verizon*, the Proposal is internally inconsistent regarding its intended effect, and as a result, any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal. This uncertainty provided a basis for exclusion in *Limited Brands* and in *Verizon* under Rule 14a-8(i)(3) and we believe that a similar result is warranted here.

(ii) The Proposal Fails to Take the Company's OECP into Account

The Proposal also presents significant ambiguities in the context of the Company's OECP, which was approved by our shareholders in May 2011. Specifically, Section 13 of the OECP allows the Company's compensation committee to convert any outstanding award, including unvested equity awards, into the equity of a successor company or cash. Section 13 provides that:

Reorganization or Liquidation

In the event that the Company is merged or consolidated with another corporation and the Company is not the surviving corporation, or if all or substantially all of the assets or more than 20 percent of the outstanding voting stock of the Company is acquired by any other corporation, business entity or person, or in case of a reorganization (other than a reorganization under the United States Bankruptcy Code) or liquidation of the Company, then the Committee, or the board of directors of any corporation assuming the obligations of the Company, shall, as to the Plan and outstanding Awards make appropriate provision for the adoption and continuation of the Plan by the acquiring or successor corporation and for the protection of any holders of such outstanding Awards by the substitution on an equitable basis of appropriate stock of the Company or of the merged, consolidated, or otherwise reorganized corporation which will be issuable with respect to the Stock. Additionally, upon the occurrence of such an event and provided that a Performance Goal has occurred, upon written notice to the Participants, the Committee may accelerate the vesting and payment dates of the entitlement to receive cash and Stock under outstanding Awards so that all such existing entitlements are paid prior to any such event. If a Performance Goal has not yet been attained, the Committee in its discretion may make equitable payment or adjustment.

In its discretion, and on such terms and conditions as it deems appropriate, the Committee may provide, either by the terms of an agreement applicable to any Award or by resolution adopted prior to the occurrence of a Change of Control or an event described in this Section 13, that any outstanding Award (or portion thereof) shall be converted into a right to receive cash, on or as soon as practicable following the closing date or expiration date of the transaction resulting in the Change of Control or such event in an amount equal to the highest value of the consideration to be received in connection with such transaction for one share of Stock, or, if higher, the highest Fair Market Value of a share of Stock during the thirty (30) consecutive business days immediately prior to the closing date or expiration date of such transaction, less the per-share Option Price or grant price of SARs, as applicable to the Award, multiplied by the number of shares subject to such Award, or the applicable portion thereof.

As a result of these provisions, the OECP allows the compensation committee to do what the Proposal otherwise seeks to prohibit (or restrict); holders of unvested equity awards may be entitled to receive value for such awards in the form of the equity of a successor company or cash. We believe that this too renders the Proposal materially misleading. At its core, the Proposal seeks to restrict the ability of senior executives to receive value in the form of accelerated vesting in the event of a change of control. A shareholder that votes in favor of the Proposal would be misled by the Proposal, if, as is presently the case, the Proposal does not in fact materially restrict Apache's ability to give value to the holders of such awards. The failure of the Proposal to take Section 13 of the OECP into account or to discuss the OECP in the supporting statement renders the Proposal materially misleading because "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See generally Fuqua Industries, Inc.* (Mar. 12, 1991)

The Proposal also fails to define key terms which, in the absence of definition, render the Proposal materially vague and indefinite and therefore misleading in light of the breadth of the OECP. Here, the Proposal's use of the term "senior executive" is undefined. Does the Proposal apply to "executive officers" under Rule 3b-7 under the Exchange Act and Item 401 of Regulation S-K, "named executive officers" under Item 402 of Regulation S-K or all 5,000+ participants covered by the OECP? The impact of the Proposal would vary significantly depending on which of these groups of employees to which it would apply. The Staff has previously allowed the exclusion of shareholder proposals that contained similar ambiguities. *See e.g. Woodward Governor Co.* (Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy for compensating the "executives in the upper management ... based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced); *see also Exxon Mobil Corporation* (March 21, 2011) ("... the proposal does not sufficiently explain the "guidelines from the Global Reporting Initiative" and that, as a result, neither stockholders nor the company would be able to-determine with any reasonable certainty exactly what actions or measures the proposal requires."); *General Electric Company* (February 10, 2011) ("There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain the meaning of "executive pay rights" and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.")

We are aware that the Staff has recently considered a nearly identical proposal, and declined to concur in its exclusion from a company's proxy materials. *See Walgreen Co.* (Oct. 4, 2012). However, Walgreen's no-action request did not include the arguments described above. Accordingly, in issuing its response to Walgreen, the Staff did not consider arguments similar to those raised in this portion of this request for no-action relief.

It is possible that some of the Proponent's confusion over the Company's existing vesting provisions as well as some of the vague and misleading language in the Proposal itself could have been cleared up, potentially even eliminating the Proponent's desire to file a proposal, had the Proponent made any effort to reach out to the Company to discuss these issues prior to filing. The Company is well known for being not just responsive to, but proactive in pursuing shareholder engagement. But the Proponent made no contact and therefore chose not to avail itself of information that would have allowed it to meet the rule's requirements.

CONCLUSION

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials. If the Staff disagrees with the Company's view that it can omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter simultaneously are being forwarded to the Proponent.

Sincerely,

APACHE CORPORATION

By: 

Cheri Peper
Corporate Secretary

EXHIBIT A - THE PROPOSAL AND SUPPORTING STATEMENT

ProxyVote Plus, LLC

December 4, 2012

VIA FACSIMILE: 713-296-6805

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

Re: Shareholder Proposal

Dear Ms. Peper:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. Enclosed please find the Certificate of the Fund's Chief Compliance Officer evidencing ProxyVote Plus's authority to represent the Fund with regard to this proposal. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Apache Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Patrick Kellett, 410-269-2000 x5002, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, Three Park Place, Annapolis, MD 21401. Copies of correspondence should be forwarded to Mr. Patrick Kellett. Thank you.

Sincerely,



Craig Rosenberg

cc: Mr. Patrick Kellett, United Association



*Not part of proposal

THE ADVISORS' INNER CIRCLE FUND
CERTIFICATE OF CHIEF COMPLIANCE OFFICER

I, Russell Emery, Chief Compliance Officer of The Advisors' Inner Circle Fund (the "Trust"), am the chief compliance officer responsible for overseeing the compliance policies and procedures of the Trust and ensuring the Trust's compliance with all regulatory requirements. I hereby certify that:

1. The Trust is an open-end management company established under Massachusetts law as a Massachusetts business trust under a Declaration of Trust dated July 18, 1991, as amended February 18, 1997;

2. The UA S&P 500 Index Fund (the "Fund") is a separate series of the Trust and is classified as a diversified investment company under the Investment Company Act of 1940, as amended.

3. At the May 20, 2003 Board of Trustees meeting of the Trust, the Board approved the appointment of ProxyVote Plus, LLC ("ProxyVote Plus") as proxy voting agent for the Trust with respect to the Fund.

4. The Trust, on behalf of the Fund, entered into a Proxy Voting Services Agreement with ProxyVote Plus dated January 5, 2004 (the "Agreement"), pursuant to which the Trust appointed ProxyVote Plus to act as the Fund's agent in exercising the proxy voting rights appurtenant to securities held by the Fund in a manner consistent with the policies adopted by ProxyVote Plus LLC and permitting ProxyVote Plus to initiate shareholder proposals on the Fund's behalf in cases where ProxyVote Plus reasonably believes that such proposals are in the best interests of the Fund's shareholders.

5. The Agreement became effective on January 5, 2004 and will remain in effect until terminated by either party upon 30 days' written notice or may be terminated immediately in the event of fraud, embezzlement or misrepresentation on the part of ProxyVote Plus, its employees or agents.

By: 
Russell Emery,
Chief Compliance Officer,
The Advisors' Inner Circle Fund

Date: 12/7/09

RESOLVED: The shareholders of Apache Corporation ("Apache" or the Company) ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award(s) granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award(s) will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

Apache allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at Apache may permit windfall awards that have nothing to do with a senior executive's performance.

The Company's 2012 proxy statement provides, "Generally, our stock options ... allow for accelerated vesting upon a change of control and a recipient's involuntary termination or voluntary termination with cause." The proxy statement also provides a chart entitled "EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS." In a column labeled "Change of Control Termination," a figure of $20,601,334 is included for G. Steven Farris, CEO, in the row labeled "Unvested and Accelerated Restricted Stock Units." The footnote to this states: "If Mr. Farris is terminated by the Company without cause. . . or if Mr. Farris terminates his employment for good reason, then all unvested restricted stock units shall vest and the above restrictions shall lapse."

We are not persuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, Dell, Exxon Mobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

EXHIBIT B - NOTICE OF DEFICIENCY



December 7, 2012

Mr. Patrick Kellett
United Association of Journeyman and Apprentices of the Plumbing
and Pipe Fitting Industry of the United States and Canada
Three Park Place
Annapolis, MD 21401

Re: Proposal for upcoming shareholder meeting

Dear Mr. Kellert:

We have received a letter on behalf of the United Association S&P 500 Index Fund (the "Fund") dated December 4, 2012, requesting that Apache include a shareholder proposal and supporting statement in its proxy materials for Apache's 2013 annual meeting. The Fund letter also states that Proxy Vote Plus is representing the Fund.

Based on our review of the information provided by the Fund, our records and regulatory materials, we have been unable to conclude that the proposal meets the requirements for inclusion in Apache's proxy materials, and unless it can be demonstrated that the Fund meets the requirements in the proper time frame, we will be entitled to exclude the proposal from the proxy materials for Apache's 2013 annual meeting.

As you know, in order to be eligible to include a proposal in the proxy materials for Apache's 2013 annual meeting, Rule 14a-8 under the Securities Exchange Act of 1934 requires that a stockholder must have continuously held at least $2,000 in market value or one percent of Apache's common stock (the class of securities that will be entitled to be voted on the proposal at the meeting) for at least one year as of the date that the proposal is submitted. The stockholder must continue to hold those securities through the date of the meeting. It is stated in the Fund's letter that it "has continuously held at least $2,000 in market value of the common shares of Apache Corporation (the "Company") for more than one year as of the date hereof and intends to continue to hold those securities through the date of the Company's 2013 annual meeting of shareholders." However, we have been unable to confirm the Fund's current ownership of Apache common stock or the length of time that the Fund has held the shares.

Apache has reviewed the list of record holders of Apache's common stock, and the Fund is not listed as a record holder of Apache common stock. Pursuant to SEC Rule 14a-8(b), since the Fund does not appear to be a record holder of Apache common stock, the Fund must provide a written statement from the record holder of the shares it claims to beneficially own verifying that the Fund continually has held the required amount of Apache common stock for at least one year

APACHE CORPORATION 2000 POST OAK BLVD / SUITE 100 / HOUSTON, TX 77056-4400 TEL (713)296-6000 as of the date of submission of the proposal, which was submitted on December 4, 2012, based on the date of the fax. Only banks or brokers that are DTC participants are record holders for the purposes of this requirement. You can determine whether your bank or broker is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the DTC participant through which the Fund's shares are held knows the Fund's broker or bank's holdings, but does not know the Fund's holdings, the Fund could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the Fund's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership. As required by Rule 14a-8(f), the Fund must provide us with this statement or statements within 14 days of your receipt of this letter.

We have attached to this notice of defect a copy of Rule 14a-8 for your convenience.

If the Fund adequately corrects these problems within the required time frame, Apache will then address the substance of the shareholder proposal. Even if the Fund adequately remedies these deficiencies, Apache reserves the right to raise any substantive objections it has to the shareholder proposal at a later date.

Sincerely,



Cheri L. Peper
Corporate Secretary

Attachment

cc: Craig Rosenberg, ProxyVote Plus, LLC

EXHIBIT C - PNC LETTER



December 10, 2012

VIA FACSIMILE: 713-296-6805

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

Re: Shareholder Proposal

Dear Ms. Peper:

PNC Bank is the record holder for 4,207 shares of Apache Corporation ("Company") common stock held for the benefit of the United Association S&P 500 Index Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to December 3, 2012, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Ellen A. Hughes, AVP
Account Manager

CC Catherine Benedict, ProxyVote Plus